15 March 2004

04010844

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention Office of International Corporate Finance,
Division of Corporation Finance

Re David Jones Limited (File No. 82-4230) -
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Sirs

David Jones Limited
Corporate Governance documents on David Jones website

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Very truly yours,
DAVID JONES LIMITED

JOHN A. SIMMONDS
COMPANY SECRETARY

dlo 3/25

ASX AND MEDIA RELEASE

For Immediate Distribution

10 February 2004

DAVID JONES LIMITED ANNOUNCES SECOND QUARTER (2Q04) SALES UP 3.3%

- **2Q04 sales up 3.3% off a base** of 3.4% growth in 2Q03
- **1H04 sales up 2.8% on 1H03**
- **Reconfirmed sales growth forecast** of between **1.5% - 2.5%** for **FY04**
- **Good progress** in implementing **Strategic Review initiatives**

David Jones Limited (DJS) today announced a 3.3% increase in sales revenue for 2Q04 (ending 24 January 2004) to $543.7 million. This increase comes off a base of $526.6 million for 2Q03 (+3.4% on 2Q02). The company's sales revenue for the first half of the 2004 financial year increased by 2.8% to $926.3 million from $900.9 million in 1H03.

PERIOD	THIS YEAR 2003/2004 $m	LAST YEAR 2002/2003 $m	INCREASE %
Total Sales 1Q04 (13 weeks ending 25/10/03)	$382.6	$374.3	2.2%
Total Sales 2Q04 (13 weeks ending 24/01/04)	**$543.7**	**$526.6**	**3.3%**
Total Sales 1H04 (26 weeks ending 24/01/04)	$926.3	$900.9	2.8%

David Jones Chief Executive Officer Mark McInnes said, "Our second quarter sales growth is pleasing as it comes off a good performance in 2Q03. Our sales performance throughout the quarter however, was quite varied.

"Our pre-Christmas trading was at the lower end of our guidance range of 1.5% - 2.5% sales growth in FY04, whereas our post Christmas Clearance sales were particularly strong resulting in an overall 3.3% growth for the quarter.

"An area of particular focus throughout this quarter, given the Clearance sales in January, has been the management of gross margins. I am pleased to confirm that we are on track to meet our full year gross margin target as disclosed to the market at our Strategic Review on 3 June 2003.

"We are also progressing well with our Cost Efficiencies program and are on track to achieve the cost saving targets outlined as part of the Strategic Review," Mr McInnes said.

NOTE: *All sales figures referred to in this release include sales for all department stores but exclude the discontinued Foodchain business and sales from the repositioned Online business (other than Christmas hampers).*

TRADING ENVIRONMENT AND OUTLOOK
In terms of the sales outlook Mr McInnes said, "We are happy with the early performance of our Refurbishment Program. Our refurbished Market Street Foodhall recommenced trading on 25 August 2003 and our fully refurbished Bondi Junction store was launched on 19 November 2003. Both have been performing well since their relaunch and have been solid contributors to sales over the critical Christmas and post Christmas trading period.

"The next stage of our refurbishment program is due to commence in 4Q04 and will involve disruption to sales in two of our major revenue contributing stores, namely the Bourke Street Foodhall and the lower ground and ground floors of our Elizabeth Street store.

"Apart from the expected refurbishment disruption to sales, our external economic advisers are continuing to forecast a softening in the economic environment and consumer spending throughout the remainder of 2004. These factors were taken into account when we set our initial sales growth guidance figures at the time of the Strategic Review announcement in June 2003. Accordingly, we reiterate and confirm that we are on track to meet our previously announced sales growth guidance of 1.5% - 2.5% for FY04," Mr McInnes said.

STRATEGIC REVIEW UPDATE
As announced at the time of the full year results in September 2003, the company is making good progress in implementing the various initiatives outlined in its Strategic Review and will provide an update at the first half FY04 profit result announcement in March 2004.

Ends

FOR FURTHER INFORMATION CONTACT:
Helen Karlis
General Manager Corporate Affairs and Investor Relations
David Jones Limited
02 9266 5960
0404 045 325

NOTE: *All sales figures referred to in this release include sales for all department stores but exclude the discontinued Foodchain business and sales from the repositioned Online business (other than Christmas hampers).*

Sales from David Jones' Discontinued Businesses:

Discontinued Business	2Q04	2Q03
Foodchain (business exited on 28 June 2003)	N/A	$9.93 mil
Online (excluding Christmas hampers) (repositioned July '03)	N/A	$2.26 mil
TOTAL SALES: from discontinued businesses	N/A	$12.19 mil